
May 26, 2023

Geoffrey S. Dow, Ph.D.
President and Chief Executive Officer
60 Degrees Pharmaceuticals, Inc.
1025 Connecticut Avenue NW Suite 1000
Washington, D.C. 20036

> **Re: 60 Degrees Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 19, 2023**
> **File No. 333-269483**

Dear Geoffrey S. Dow:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2023 letter.

Amendment No. 3 to Registration Statement on Form S-1, filed May 19, 2023

Selling Stockholders, page A-16

1. The number of shares offered by the selling stockholders, as indicated under the column "Shares Offered by this Prospectus," does not appear to total the 2,224,765 shares of common stock indicated in the heading on the cover page of the resale prospectus. In addition, the 2,224,765 shares of common stock indicated in the heading on the cover page of the resale prospectus does not appear to reconcile to the individual components of the resale shares as disclosed in clauses (i) through (iv) of the first paragraph of the resale prospectus cover page. Please advise or reconcile your disclosure as appropriate. Once you have concluded how many shares are being offered by the resale prospectus, please ensure the legal opinion and filing fee table reconcile to the disclosure in your resale

prospectus.

Notes to Unaudited Consolidated Condensed Financial Statements
2. Summary of Significant Accounting Policies
Research and Development Costs, page F-36

2.   Please explain the terms governing share-based payments to non-employees for research and development services and the basis for your deferral of these costs at March 31, 2023. In this regard, explain the relationship between these share-based payments and your issuance of 1,443,000 shares of common stock to "certain vendors as prepayment for services," as discussed in Note 6. Also, explain your basis for cancelling shares for "certain executives" representing 61% of outstanding shares and then issuing a near equivalent number of shares to "certain vendors" for research and development services. Identify these "certain vendors" and "certain executives." Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

8. Debt
Debenture, page F-44

3.   Please provide an analysis supporting your accounting treatment for the Knight Debt Conversion Agreement, including how extinguishments of the prior Knight Debenture ($4,276,609 at December 31, 2022) and Knight Promissory Note ($17,965,670 at December 31, 2022) related to the fair value of the new Knight Promissory Note as of the modification date ($21,520,052 on January 9, 2023). Refer us to the technical guidance upon which you relied and revise your disclosure accordingly.

        You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Gorsky at 202-551-7836 or Tim Buchmiller at 202-551-3635 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Life Sciences

cc: Ross D. Carmel, Esq.